Confidential Treatment Requested by Magyar Telekom Telecommunications plc

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel

Assistant Director

Mail Stop 3720

October 4, 2007

RE:	Magyar Telekom Telecommunications Plc.

Form 20-F for the fiscal year ended December 31, 2005

Filed February 22, 2007

File No. 001-14720

Dear Mr. Spirgel,

Reference is made to the comment letter of the Staff of the Securities and Exchange Commission dated September 6, 2007 addressed to Mr. Thilo Kusch, Chief Financial Officer of Magyar Telekom Telecommunications Plc. (the "Company"). On behalf of the Company, we have responded to your comments as set forth below. We have reproduced our original disclosure, followed by the Staff's comments, which appear in italics, and we have responded below each comment.

Should you wish to discuss our responses to your comments please contact me at +36 1 458 7040 or Thomas Stumpf at +36 1 457 4060.

Best regards,

Thilo Kusch

Chief Financial Officer of Magyar Telekom Telecommunications Plc.

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Confidential Treatment Requested by Magyar Telekom Telecommunications plc

2. Accounting Policies

Revenues, page F-25

SEC remark

1.            Tell us whether you pay commissions/incentives to retailers/agents for the sale of your service plans and whether you sell the handsets to those retailers/agents. If so, addressing paragraph 9 of EITF 01-09, tell us how you account for the commissions you paid to them.

Magyar Telekom’s response

We sell handsets to our retailers/agents, who resell them to the end customer. The consideration we pay to our dealers is generally in the form of commissions. Although the form of the commissions does vary by market, the amount of commission paid is generally determined based on the number of additional customers connected to our networks or on renewals of customer contracts. Whether the customer buys a handset from the dealer and whether that handset was acquired by the dealer from T-Mobile is generally not relevant to the determination of the amount of the commission. The service we receive from the dealer is either the connection of a new customer to our network or the renewal of an existing customer’s contract. We have identified this service provided by the dealer as the identifiable benefit, as defined in EITF 01-9: Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)(“EITF 01-9”). This service is separable from the dealers’ purchase of a handset from us (for those cases where a dealer purchases handsets from us) because we pay the same commission for transactions where no handset is sold. We believe that the commission we pay for a connection where the customer does not buy a handset is indicative of the fair value of the benefit that we receive from our dealers for this service. Accordingly, we believe that our presenting such commissions as expenses rather than contra-revenues is appropriate.

13. Related Party Transactions, page F-60

Original disclosure

"The Company’s Mobile subsidiary, Westel was renamed as T-Mobile Hungary during 2004, while other companies were renamed in 2005.The expenditure incurred in connection with the launch and promotion of the new brands and the loss of value caused by discontinuing the old brands were compensated in value by Deutsche Telekom AG. The compensation received was recognized as other operating income in the “Other operating expenses —net” line of the income statement ((note 24).”

SEC remark

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Confidential Treatment Requested by Magyar Telekom Telecommunications plc

We note your response to comment 4. In order to obtain a better understanding of the transaction, tell us in more detail the facts and circumstances leading to the re-branding and the settlement. Clarify for us your meaning of "...rebranding was part of a negotiated settlement ...” in your response and tell us how future royalty income is considered a part of the agreement. Provide us the significant terms of the settlement agreement you have entered into with DT AG.

Magyar Telekom’s response

T-Mobile International is a subsidiary of Deutsche Telekom AG and it is one of the largest mobile phone operators worldwide. The T-Mobile Group of mobile phone operators is one of the strongest and most experienced mobile phone operator networks with the highest quality of provided services with accent on the satisfaction of its customers. Westel used to be a mobile phone network operator in Hungary under the brand Westel.

Deutsche Telekom AG and T-Mobile intended to introduce a global concept of business operations and communications strategies through the international use of the brand T-Mobile. Deutsche Telekom AG as the owner of the brand T-Mobile and as the sole shareholder of T-Mobile wished to support this global concept of a strong common brand of mobile phone operators within by inclusion of Westel in the rebranding scheme.

The operation of rebranding allowed Westel to join the worldwide group of T-Mobile and enabled all of Westel’s customers to make the best use of provided services. The customers of Westel acquired access to a wide range of new services provided by members of T-Mobile Group worldwide. Consequently this led to additional benefits for Westel. The process of rebranding in accordance with the decision of Deutsche Telekom AG to use the brand globally, particularly required that Westel communicated the new brand to the Hungarian market using an extensive marketing campaign and also needed Westel’s technical and personal support to promote the new brand and the advantages connected with the rebranding.

In order to promote and assure successful implementation of the rebranding process, Westel changed its commercial name and introduced the new brand T-Mobile on its services as a mobile phone operator in Hungary, including rebranding of business and marketing materials, rebranding of sales channels, using the new brand in the advertising campaign and making it well-known in the Hungarian market, in direct communication with the customers, on its technological equipment, etc. Since Deutsche Telekom AG continued to hold all the rights with respect to the worldwide use of the brand “T-Mobile” the benefits of these activities carried out by Westel in Hungary and hence the increase in value of the brand, accrued with Deutsche Telekom AG. Deutsche Telekom AG undertook to compensate Westel for marketing and rebranding expenses, which are in fact directed towards establishing a brand to replace the Westel brandname. The amount of expenses to be compensated was the result of a negotiated settlement, meaning that the maximum amount of compensation was agreed upon by the parties before starting the re-branding process. This was formalized in a written contract. The amount of total rebranding expenditure was projected by the Company, and the final amount was the result of an acceptance by Deutsche Telekom AG of the total projected expenditure budget, amounting to EUR 24 million. Had the expense of the re-branding process exceeded this agreed upon compensation amount, expenses above the compensation limit would have been left uncompensated.

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Confidential Treatment Requested by Magyar Telekom Telecommunications plc

“T-Mobile” is a trademark registered for Deutsche Telekom AG with the World Intellectual Property Organization and is as such protected also with effects for the territory of Hungary. In order to enable Westel to use the registered T-Mobile trademark, a separate contract was set up between the parties, wherein the terms of using the T-Mobile trademark were defined. This entails a regular quarterly payment (royalties) from Magyar Telekom for using the brandname, the amount of which was determined based on an arm’s length basis, irrespectively of the ownership relationship. The amount of the license fee is determined as [*]. Related payments amounted to EUR [*] and EUR [*] for the years 2005 and 2006 respectively. Such royalty payments started after the T-Mobile brandname was registered in Hungary and are to continue indefinitely. This grants exclusive right for Magyar Telekom to use the T-Mobile brandname in Hungary.

Westel gave up its brandname and undertook marketing efforts to make the T-Mobile brand well-known in Hungary and therefore increasing its value. Under the licence agreement Westel now is granted the right to use the T-Mobile brandname in Hungary. The additional benefit for Westel gained from the new brandname is reflected in better economic performance as a result of a change in market perception. The royalties Westel is paying reflect the fact that the new T-Mobile brandname is more valuable than the Westel brandname used previously.

Even though the licence agreement was concluded separately, not as a part of the rebranding compensation, the two are directly linked, as a rebranding without the right to use the T-Mobile brandname would be meaningless for Westel. The existence of such royalty payments and the arm’s length nature of its pricing also indicate that Deutsche Telekom AG is acting as an independent party in the rebranding process and not in their capacity as owners. Even though it was Deutsche Telekom’s initiative to introduce the T-Mobile brand globally, the ensuing compensation and license agreements were drawn up on a 3rd party basis. Deutsche Telekom AG made this contract on an arm’s length basis to protect minority interest holders, given its own self interest in the rebranding process. For this reason, we believe that presenting the related payments in profit and loss is appropriate.

* Confidential information omitted and filed separately with the Securities and Exchange Commission

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